Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	9/30/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Fixed Charges:
Interest expense on indebtedness	$2,035	$2,716	10,365	$9,717	6,408	466
Noncash interest expense and other	3,297	19,733	8,404	8,510	4,530	88
Interest expense on portion of rent expense representative of interest	1,099	1,554	1,428	1,140	1,822	1,439

Total Fixed Charges	6,431	24,003	20,197	19,367	12,760	1,993

Earnings (loss):
Net income (loss) before benefit for income taxes	(96,457)	(169,508)	(162,834)	(47,083)	(97,917)	(66,920)
Fixed charges per above	6,431	24,003	20,197	19,367	12,760	1,993

Total earnings (loss)	(90,026)	(145,505)	(142,637)	(27,716)	(85,157)	(64,927)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(96,457)	(169,508)	(162,834)	(47,083)	(97,917)	(66,920)